Filed Pursuant to Rule 424(b)(5)
Registration No. 333-275134

Supplement No.2 dated November 4, 2024

To prospectus supplement dated October 30, 2023

(To prospectus dated October 30, 2023)

Postal Realty Trust, Inc.

Up to $150,000,000

Class A Common Stock

This supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission on October 30, 2023, as supplemented on February 29, 2024 (the “Prospectus Supplement”) and the base prospectus dated October 30, 2023 relating to the offer and sale of shares of our Class A common stock, $0.01 par value (“common stock”), having an aggregate offering price of up to $150,000,000, pursuant to the separate open market sale agreements, dated November 4, 2022, each as amended from time to time, with each of BMO Capital Markets Corp. (“BMO”), Jefferies LLC (“Jefferies”), Stifel, Nicolaus & Company, Incorporated (“Stifel”) and Truist Securities, Inc. (“Truist”), as sales agents, each of Bank of Montreal, Jefferies, Stifel and Truist Bank, as forward purchasers, and each of BMO, Jefferies, Stifel and Truist, as forward sellers. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

On November 4, 2024, we entered into separate open market sales agreements with each of Mizuho Securities USA LLC (“Mizuho”) and M&T Securities, Inc. (“M&T”), as additional sales agents, Mizuho Markets Americas LLC, as additional forward purchaser, and Mizuho, as additional forward seller (in its capacity as agent for its affiliated forward purchaser). On November 4, 2024, we also amended the existing open market sale agreements described in the foregoing paragraph to reflect the addition of Mizuho and M&T as sales agents, Mizuho Markets Americas LLC as forward purchaser and Mizuho as forward seller. Accordingly, any reference to “sales agent” or “sales agents” in the Prospectus Supplement shall hereafter be deemed to include Mizuho and M&T,  any reference to “forward purchaser” or “forward purchasers” shall be deemed to include Mizuho Markets Americas LLC, and any refence to “forward seller” or “forward sellers” shall be deemed to include Mizuho.

As of the date of this supplement, we have issued 3,760,841 shares of common stock through the sale agreements for gross proceeds of approximately $55.7 million, leaving a remaining aggregate offering amount of $94.3 million available for sale under the sale agreements.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “PSTL.” The last reported sale price of our common stock on the NYSE on November 1, 2024 was $14.32 per share.

Jefferies	BMO Capital Markets
Mizuho Stifel	M&T Securities Truist Securities

The date of this prospectus supplement is November 4, 2024